

April 16, 2026

David Bailey
Chief Executive Officer
Nakamoto Inc.
300 10th Ave South
Nashville, TN 37203

> **Re: Nakamoto Inc.**
> **Registration Statement on Form S-3**
> **Filed April 9, 2026**
> **File No. 333-294958**

Dear David Bailey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin at 202-551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Michael S. Lee